Exhibit 99.1

For Immediate Release

NORSAT ENTERS INTO AMENDED DEFINITIVE AGREEMENT
WITH HYTERA COMMUNICATIONS CO., LTD.
TO BE ACQUIRED FOR $11.50 USD PER SHARE

Adjourned meeting to resume on Thursday, June 22, 2017, at 2:00 pm (Pacific time)

Hytera all-cash offer to acquire Norsat for $11.50 USD per share is the highest and only binding and definitive offer available to securityholders.

Offer represents an 81% premium over the unaffected trading price on September 16, 2016, and an 86% premium over the 20-day volume weighted average price on September 16, 2016.

Independent Directors recommend securityholders vote FOR the arrangement with Hytera prior to the proxy cut-off of 2:00 p.m. (Pacific time) on June 20, 2017.

Vancouver, British Columbia – June 20, 2017 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today announced that it has entered into an amended arrangement agreement (the “Amended Arrangement Agreement”) with Hytera Project Corp. (“Hytera”), a subsidiary of Hytera Communications Co., Ltd., pursuant to which Hytera will acquire all the issued and outstanding shares of Norsat for $11.50 in United States dollars (“USD”) in cash per share, pursuant to a court-approved plan of arrangement (the “Arrangement”). All unexercised options and restricted share units will also be acquired under the Arrangement. The proposed transaction values Norsat at an equity value of approximately $70.6 million USD.

The previously adjourned annual general and special meeting of securityholders (the “Meeting”) is scheduled to resume on Thursday, June 22, 2017, at 2:00 pm (Pacific time) at the offices of Norsat International Inc. at Suite 110-4020 Viking Way, Richmond, B.C., V6V 2L4.

Cash Consideration and Attractive Premium – Under the Arrangement, shareholders of Norsat will receive $11.50 USD per Norsat share in cash, offering immediate liquidity and certainty of consideration. The cash consideration per share represents a premium of 81% over the unaffected trading price of the shares on September 16, 2016, the last trading day prior to the announcement on September 19, 2016 by Privet, a shareholder of Norsat, of its interest in acquiring Norsat. The Arrangement also represents a premium of 86% over the 20-day VWAP on September 16, 2016.

Independent Directors Support and Approval – The Independent Directors have unanimously determined that the Arrangement is in the best interests of Norsat and its shareholders and recommend that the securityholders of Norsat vote FOR the Arrangement Resolution.

Details of the Arrangement and Required Approvals – The Arrangement will be subject to a number of customary conditions, including the approval of at least 66 2/3% of the votes cast by securityholders at the Meeting. If approved by securityholders, and subject to the receipt of court approval and to the receipt of all required regulatory approvals, the transaction is expected to close in the third quarter of 2017.

A copy of the amending agreement and revised plan of arrangement will be filed with Canadian and United States securities regulators and will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Arrangement Agreement, as amended, provides for, among other things, customary non-solicitation provisions, with “fiduciary out” provisions that allow Norsat to terminate the Arrangement Agreement to accept an unsolicited superior proposal in certain circumstances, subject to payment of a termination fee of $3.0 million USD (increased from $2.5 million USD) and subject to the right of Hytera to match the superior proposal in question.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may”, “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about the proposed acquisition by Hytera, the upcoming resumption of the Annual General and Special Meeting of Securityholders, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-

looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Shareholder contact:

Evolution Proxy, Inc.
1-844-226-3222 (North American Toll Free Number)
1-416-855-0238 (Outside North America)
info@evolutionproxy.com